March 10, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Jennie Beysolow

Donald Field

Suying Li

Lyn Shenk

Re:	MSGE Spinco, Inc.

Registration Statement on Form 10-12B

Filed February 16, 2023

File No. 001-41627

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 2, 2023, concerning the draft Registration Statement on Form 10 (the “Form 10”) of MSGE Spinco, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Form 10 as filed on February 16, 2023 and page references in the responses refer to page numbers in the copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 1 to the Form 10, as filed on March 10, 2023. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.

Preliminary Information Statement

Two Pennsylvania Plaza Sublease, page 144

1.

We note your response to comment 2 and reissue. Please revise to describe and quantify the expected sublease payments under this agreement and the comparable agreement disclosed on page 170 with MSG Sports.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Related Party Transactions” on pages 175 and 178 of the Information Statement to add the requested disclosure.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ David F. Byrnes
David F. Byrnes
Executive Vice President and Chief Financial Officer
Madison Square Garden Entertainment Corp.

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

Courtney M. Zeppetella, Madison Square Garden Entertainment Corp.